March 3, 2005

via U.S. Mail

Jacob Herskovits,
Chief Executive Officer
Cell Power Technologies, Inc.
1428 36th Street, Suite 205
Brooklyn, New York 11218


Re:		Cell Power Technologies, Inc.
			Form SB-2/A filed February 17, 2005
      File No. 333-120573

Dear Mr. Herskovits:

      We have limited our review of the above filing to Items 503, 507 and 508 of Regulation S-B. We have the following comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General


1. We direct your attention to Rule 3-12 of Regulation S-X regarding the age of financial statements at the effective date of a registration statement. While in registration, please monitor your need to update the audited financial statements in your registration statement. In this regard, we note that the financial statements for the period ended January 31, 2005, will need to be included in the registration statement if it is declared effective after March 14, 2005.



Risk Factors, page 7

Our rights to the Cellboost product..., page 7
2. Please provide a risk factor that addresses, as disclosed on page
15 of the prospectus, the impact to your operations of the implementation of the First Amendment to the Amended and Restated Asset Purchase Agreement. Supplementally inform us of the status of this dispute currently and, in light of the other disputes referenced in the prospectus involving Global Link, supplementally inform us of the terms or status of your current relationship with Global Link. We may have further comments.
3. Please specify which of the two agreements between Global Link Technologies, Inc. ("Global Link") and the company is currently in contention. Supplementally inform us of the specific provisions of the relevant agreement, that Global Link has indicated the company may have breached. In responding, please provide us with an explanation as to why the company does not believe that it is in breach. Further, please specify in the risk factor disclosure, the impact to the company if the agreement with Global Link were to be terminated as a result of a breach. We may have further comments. Selling Stockholders, page 26

4. Please disclose how the selling stockholders acquired the shares being registered for resale. In this regard, please note our subsequent comment in this letter regarding the exemptions to registration that were relied upon.
5. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its notes or shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.
Item 26- Recent Sales of Unregistered Securities

6. Please identify with more specificity, the exemption to registration that was relied upon with respect to the issuances of shares identified in this section. Further, provide an explanation regarding how each such transaction qualified under the terms of the
respective exemption. For example, please provide more of an explanation with respect to the exemption to registration involving
the issuance of 2,071,200 shares to 598 shareholders.   We may
have
further comments.

Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	All questions relating to the above should be directed to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to the undersigned at (202) 942-1830. Direct all correspondence to the following ZIP code: 20549-0405.






      Sincerely,

      H. Roger Schwall
							Assistant Director
cc: 	via facsimile
      Stephen Fleming, Esq.
      (212) 930-9725

      M.Duru

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Cell Power Technologies, Inc.
March 3, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE